

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Paul Durham
Chief Accounting Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

> **Re: Tsakos Energy Navigation Limited**
> **Form 20-F: For the Fiscal Year Ended December 31, 2009**
> **Filed on April 9, 2010**
> **File No. 001-31236**

Dear Mr. Durham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing for comment number ten and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F: For the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects
Chartering Strategy, page 47

1.   You disclose here and elsewhere the various ways in which you earn revenues: voyage or spot charters, time charters – fixed, time charters – variable, bareboat charters, contracts of affreightment, period employment at variable rates, pooling arrangements and profit sharing arrangements. Each source has its own terms and conditions, and the sources appear to contribute in different ways to your consolidated revenues and results. We believe it is useful to investors to present a comparative table of the amount of revenues generated by

Basis of Presentation and General Information
Commissions, page 51

2.   Please explain to us and disclose what an "address commission" referred to represents and why such is variable.

Financial Analysis, page 52

3.   Your results of operations disclosure is dedicated to stating in narrative text form, dollar and percentage changes in cost and expenses. We believe your disclosure could be improved and be more user-friendly and clear by using comparative tables to quantify costs and expenses in terms of dollar amount and percentage. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

4.   Please quantify all factors cited as a cause for variances so that investors may understand the relative impact of each. For example, in regard to vessel operating expenses between 2009 and 2008 you cite (i) decreases in crew costs mostly due to an appreciation of the US dollar which also affected other costs and (ii) routine repairs and replacements, without quantifying the effect of either. Also, tell us and disclose what other costs were affected by the appreciation of the US dollar and quantify the effect.

5.   In connection with the above comment, please clarify for us and in your disclosure how you were able to achieve only a slight increase in vessel operating expenses in 2009 despite the increase in the size of the fleet, apparent additional expenses incurred for routine repairs and replacements indicated in the preceding comment and increased number of net earnings days indicated on page 3 of your filing. In so doing, quantify the impact of the decrease in crew costs relative to the factors indicated above in sufficiently lowering operating expenses per ship per day that results in only a slight increase in overall vessel operating expenses.

Note 1. Significant Accounting Policies
Accounting for Revenue and Expenses, page F-13

6.   Please tell us and disclose what the discharge to discharge method of revenue recognition entails, the factors involved in determining the amount of revenue recognized, and why you believe such method is appropriate.

7.   For tankers operating under pool arrangements, please tell us and disclose the significant factors involved in the formula and a description of the formula that determines the amount of vessel revenues, voyage expenses and operating expenses recognized. Additionally, tell us and disclose when the associated revenues are considered to be earned and expenses incurred by you, the basis for recognition of such, and when such are recognized and the basis for the timing of your recognition.

8.   In regard to variable hire arrangements, please explain to us and disclose (1) in further detail what such an arrangement consists of, in particular, why such are variable in nature, (2) what the amounts that are fixed and determinable are based upon, and (3) how "fixed and determinable" are determined by you.

Note 6. Long Term Debt, page F-21

9.   We note that one of your bank loans includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange. Please tell us and revise to disclose the following items:
*   Which loan has the option feature;
*   Which party controls the option to convert (the lender or the borrower-the Company);
*   When can the option to convert be exercised;
*   What was the intended purpose of the conversion option; and
*   The expected impact on your results, financial position, liquidity and cash flows upon conversion.

Exhibits 13.1 and 13.2

10.   Please amend your filing to include certifications that refer to the appropriate annual period ending date to which they are intended to relate. The present certifications refer to the period ended 2008 rather than 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-221-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief